ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

20 April 2006

Interests of directors or other persons discharging managerial responsibilities

Following approval of amendments to the Rules of the Reed Elsevier Group plc Long Term Incentive Share Option Scheme (“LTIS”) by shareholders of Reed Elsevier PLC and Reed Elsevier NV, at their respective Annual General Meetings on 18/19 April 2006, Reed Elsevier Group plc made an award of conditional shares to the directors noted below on 19 April 2006.

	No. of Reed	No. of Reed
	Elsevier PLC nil	Elsevier NV nil
	cost conditional	cost conditional
Director	shares awarded	shares awarded	Vesting Date
G J A van de Aast	70,364	46,332	2009

M H Armour	75,075	49,434	2009

C H L Davis	144,550	95,181	2009

E Engstrom	82,092	54,055	2009

A Prozes	83,656	55,085	2009

P Tierney	80,528	53,025	2009

The above awards will vest in 2009, subject to the achievement of 10% per annum averaged compound growth in adjusted earnings per share (EPS) at constant currencies of Reed Elsevier PLC and Reed Elsevier NV and the achievement of median total shareholder return (TSR) against a comparator group of eighteen media companies, over the three year performance period 2006-2008. The actual number of conditional shares that will vest will be determined by the Remuneration Committee, and in accordance with the Rules of the Scheme, by reference to the actual EPS and TSR performance over the three year performance period. No awards will vest if EPS is below 8% per annum. If EPS is 12% per annum and above and TSR is upper quartile and above, 189% of the award will vest.

Full details of the performance conditions, together with information concerning the comparator group against which the TSR ranking will be measured, is contained in the respective Notice of Annual General Meeting 2006, sent to shareholders of Reed Elsevier PLC and Reed Elsevier NV, a copy of which is available on the Reed Elsevier website www.reedelsevier.com.